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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                               FORUM GROUP, INC.
_______________________________________________________________________________
                                (Name of Issuer)
                                  COMMON STOCK
_______________________________________________________________________________
                         (Title of Class of Securities)
                                   349841304

                                 (CUSIP Number)

                JOHN F. HARTIGAN, ESQ.   MORGAN, LEWIS & BOCKIUS
                 801 SOUTH GRAND AVENUE, LOS ANGELES, CA  90017
                                (213) 612-2500
_______________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
                                JANUARY 9, 1995
_______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

  Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

  NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      Exhibit Index is located on page 7.
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                                  SCHEDULE 13D
  CUSIP No.  349841304
             _________

  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            APOLLO FG PARTNERS, L.P.
  ___________________________________________________________________________
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (A) / /
                      (B) /X/
  ___________________________________________________________________________
  3  SEC USE ONLY
  ___________________________________________________________________________
  4    SOURCE OF FUNDS*
                    WC
  ___________________________________________________________________________
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(d) or (e)                                                        / /

  ___________________________________________________________________________
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
                      DELAWARE

  ___________________________________________________________________________
                 7  SOLE VOTING POWER

     NUMBER OF           0 SHARES OF COMMON STOCK
               ______________________________________________________________
        SHARES
  BENEFICIALLY   8   SHARED VOTING POWER

      OWNED BY        18,856,406 SHARES OF COMMON STOCK
          EACH ______________________________________________________________

     REPORTING   9   SOLE DISPOSITIVE POWER

        PERSON         9,428,203 SHARES OF COMMON STOCK
          WITH ______________________________________________________________

                10  SHARED DISPOSITIVE POWER
                      0 SHARES OF COMMON STOCK

  ___________________________________________________________________________
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            18,856,406 SHARES OF COMMON STOCK
  ___________________________________________________________________________
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /*/
  ___________________________________________________________________________
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             81.3%
   __________________________________________________________________________
   14  TYPE OF REPORTING PERSON*
             PN
   I.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
   __________________________________________________________________________
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                        STATEMENT PURSUANT TO RULE 13d-1

                      OF THE GENERAL RULES AND REGULATIONS

              UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED



             This statement is being filed on behalf of Apollo FG Partners, L.P. ("AFG"). This Amendment No. 8 supplements and amends the Statement on
   Schedule 13D filed on December 21, 1994 (as heretofore amended and supplemented, the "Schedule 13D"). Capitalized terms used herein which are not otherwise defined are so used with the respective meanings ascribed to them in the Schedule 13D.

   Item 3.   Source and Amount of Funds or Other Consideration.
             -------------------------------------------------
             Item 3 is hereby amended by adding the following immediately prior to the last paragraph thereof:

                  On January 9, 1995, AFG and Forum Holdings entered into an agreement (the "January Purchase Agreement") to purchase an aggregate of 1,316,712 shares of Common Stock in a privately negotiated transaction. Pursuant to the January Purchase Agreement, AFG individually agreed to purchase 658,356 shares for $4,690,786.50 in the aggregate, or $7.125 per share. The funds required by AFG for the transaction were obtained from working capital of AFG. Pursuant to the January Purchase Agreement, Forum Holdings agreed to purchase the other 658,356 shares of Common Stock.

   Item 4.   Purpose of Transaction.
             ----------------------
             Item 4 is hereby amended by adding the following immediately prior to the last paragraph thereof:

                  AFG's principal purpose for the purchase of shares of Common
             Stock pursuant to the January Purchase Agreement was to take advantage of what it perceived as an attractive investment opportunity pursuant to which it would be able to increase its equity interest in the Company.

   Item 5.   Interest in Securities of the Issuer.
             ------------------------------------
             Item 5 is hereby amended and restated in its entirety as follows:

                  The responses to Items 3, 4 and 6 are incorporated herein by this reference.

                  AFG has previously been informed that 4,984 shares of Common
             Stock have been issued pursuant to the Plan of Reorganization since the closing of AFG's initial investment in shares of Common Stock. As a result of the issuance of such shares, AFG and Forum Holdings are each presently entitled to purchase 2,880 shares of Common Stock for nominal consideration upon exercise of the
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             Investor Warrants.  AFG has also been informed that immediately following transactions contemplated by the January Purchase Agreement, Forum Holdings beneficially owned 9,428,203 shares of Common Stock (including (i) 2,880 shares presently purchasable upon exercise of Investor Warrants, (ii) 275,268 shares presently purchasable upon exercise of Warrants, and (iii) 74,803 shares presently purchasable upon exercise of Special Warrants), or 40.6% of the total number of shares of Common Stock then outstanding. Immediately following such transactions, AFG was the direct beneficial owner of 9,428,203 shares of Common Stock (including (i) 2,880 shares presently purchasable upon exercise of the Investor Warrant, (ii) 275,268 shares presently purchasable upon exercise of Warrants, and (iii) 74,804 shares presently purchasable upon exercise of Special Warrants), or 40.6% of the total number of shares of Common Stock then outstanding. By reason of the relationships described in Item 2 above, each of the Reporting Persons may be deemed to be the beneficial owners of all such shares beneficially owned by AFG. As a result of the Shareholders' Agreement, AFG and each of the other Reporting Persons may be deemed to be the beneficial owner of all of the 18,856,406 shares of Common Stock beneficially owned by AFG and Forum Holdings in the aggregate following the transactions contemplated by the Warrant Purchase Agreement, or 81.3% of the total number of shares of Common Stock then outstanding. The foregoing percentages are based upon 23,206,013 shares of Common Stock outstanding (which number includes (i) the 5,760 shares presently issuable upon exercise of Investor Warrants, (ii) the 550,537 shares presently issuable upon exercise of Warrants, and (iii) the 149,607 shares presently issuable upon exercise of Special Warrants). (Reference is made to such statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by Forum Holdings for information regarding Forum Holdings and its ownership of shares of Common Stock.)

                  As a result of provisions of the Shareholders' Agreement
             described in Item 6, the Reporting Persons may be deemed to have shared power to vote or direct the vote of all of the 18,856,406 shares of Common Stock owned by AFG and Forum Holdings. The Reporting Persons have sole power to dispose or direct the disposition of 9,428,203 shares of Common Stock.

                  Except as otherwise disclosed in this Statement, as amended and supplemented, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock issuable upon exercise of any Investor Warrants, Warrants or Special Warrants.

                  Except as otherwise disclosed in this Statement, as amended and supplemented, none of the Reporting Persons has effected any
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             transactions in shares of Common Stock during the preceding 60 days.

   Item 7.   Material to be filed as Exhibits.
             --------------------------------

             Exhibit 1      Stock Purchase Agreement*
             Exhibit 2      Agreement in Principle*
             Exhibit 3      April 13th Letter Agreement*
             Exhibit 4      April 18th Letter Agreement*
             Exhibit 5      Acquisition Agreement*
             Exhibit 6      June 4th Ruling*
             Exhibit 7      June 6th Agreement*
             Exhibit 8      June 14th Agreement*
             Exhibit 9      Forum Holdings Warrant*
             Exhibit 10     Registration Rights Agreement*
             Exhibit 11     Shareholders' Agreement*
             Exhibit 12     Powers of Attorney*
             Exhibit 13     October Stock Purchase Agreement*
             Exhibit 14     Purchase Agreement and Waiver with Healthcare*
             Exhibit 15     Warrant Purchase Agreement*
             Exhibit 16     Warrant Agreement (incorporated by reference to
                            Exhibit 4(3) to the Company's Form 10-K Annual Report for the fiscal year ended March 31,
                            1993)
             Exhibit 17     January Purchase Agreement



   ____________________
   *  Previously filed.

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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   Dated:  January 10, 1995


                                        APOLLO FG PARTNERS, L.P.

                                        By:  APOLLO INVESTMENT FUND, L.P.,
                                             Its General Partner

                                        By:  APOLLO ADVISORS, L.P.,
                                             Its Managing General Partner

                                        By:  APOLLO CAPITAL MANAGEMENT, INC.,
                                             Its General Partner



                                        By:  /s/ Michael D. Weiner
                                             Title: Vice President
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                                  EXHIBIT INDEX


                                                               Pagination
                                                             by Sequential
   Exhibit No.         Description                         Numbering System
   -----------         -----------                         ----------------
   1                   Stock Purchase Agreement                       *

   2                   Agreement in Principle                         *

   3                   April 13th Letter Agreement                    *

   4                   April 18th Letter Agreement                    *

   5                   Acquisition Agreement                          *

   6                   June 4th Ruling                                *

   7                   June 6th Agreement                             *

   8                   June 14th Agreement                            *

   9                   Forum Holdings Warrant                         *

   10                  Registration Rights Agreement                  *

   11                  Shareholders' Agreement                        *

   12                  Powers of Attorney                             *

   13                  October Stock Purchase Agreement               *

   14                  Purchase Agreement and Waiver with Healthcare  *

   15                  Warrant Purchase Agreement                     *

   16                  Warrant Agreement                              N/A
                       (incorporated by reference to Exhibit 4(3) to the Company's Form 10-K Annual Report for the fiscal year ended March 31, 1993)

   17                  January Purchase Agreement                     8







   ____________________
   *  Previously filed.
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                FORUM HOLDINGS, L.P.           APOLLO FG PARTNERS, L.P.
           4200 Texas Commerce Tower West      1999 Avenue of the Stars
                  2200 Ross Avenue                    Suite 1900
                Dallas, Texas  75201        Los Angeles, California  90067
                   (214) 220-4900                   (310) 201-4100


                                   January 9, 1995


          Superintendent of Insurance
            of the State of New York
          As Rehabilitator of Executive Life
            Insurance Company of New York
          123 William Street
          New York, New York  10038

          Ladies and Gentlemen:

                    This letter confirms our understanding with respect to the purchase by Forum Holdings, L.P. ("Holdings") and Apollo FG Partners, L.P. ("Apollo" and, collectively with Holdings, "Purchasers") from you, as Rehabilitator of Executive Life Insurance Company of New York ("Seller"), of 1,316,712 shares of common stock, without par value, of Forum Group, Inc. ("Forum") presently owned by Seller (the "Shares").

                    1. Seller will sell to Holdings, and Holdings will purchase from Seller, 658,356 Shares for a purchase price equal to $4,690,786.50 in the aggregate, or $7.125 per Share.

                    2. Seller will sell to Apollo, and Apollo will purchase from Seller, 658,356 Shares for a purchase price equal to $4,690,786.50 in the aggregate, or $7.125 per Share.

                    3. Each of the purchase and sale transactions contemplated hereby will be effected in a manner mutually acceptable to Purchasers and Seller on the date hereof or as promptly as practicable hereafter based on customary practices for the purchase and sale of securities.

                    4. Each Purchaser represents that it is purchasing the respective portion of the Shares being purchased hereunder by it for its own account and for investment purposes and not with a view to resale or other distribution thereof in violation of federal or state securities laws.

                    5. Seller represents that the Shares are freely tradable in the hands of Seller and are not "restricted securities" as such term is defined in Rule 144 promulgated under the Securities Act of 1933, as amended.
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          Superintendent of Insurance
            of the State of New York
          January 9, 1995
          Page 2




                    6. Each of Purchasers and Seller (i) represents that it has such general knowledge and experience in financial and business matters that it is capable of evaluating the risks and merits of an investment in the Shares and (ii) acknowledges that it has either been supplied with or has had access to information concerning Forum and its business as it has deemed appropriate in connection with the transactions contemplated hereby.

                    We are pleased that we have been able to reach a mutually satisfactory arrangement with respect to Purchaser's acquisition of the Shares. Please confirm that the foregoing is in accordance with your understanding by signing and returning to us the enclosed duplicate of this letter, which shall thereupon constitute a binding agreement among Purchasers and Seller.

                                        Very truly yours,

                                        FORUM HOLDINGS, L.P.

                                        By: HRP Management II, Ltd.,
                                            its General Partner

                                        By: HH Genpar Partners,
                                            its General Partner

                                        By: Hampstead Associates, Inc.,
                                            its Managing General Partner


                                        By:    /s/ Daniel A. Decker
                                        Name:  Daniel A. Decker
                                        Title: Executive Vice President

                                        APOLLO FG PARTNERS, L.P.

                                        By: Apollo Investment Fund, L.P.,
                                            its General Partner

                                        By: Apollo Capital Management,
                                            Inc., its General Partner


                                        By:    /s/ Michael D. Weiner
                                        Name:  Michael D. Weiner
                                        Title: Vice President


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          Superintendent of Insurance
            of the State of New York
          January 5, 1995
          Page 3




          ACCEPTED AND AGREED TO:

          SUPERINTENDENT OF INSURANCE
            OF THE STATE OF NEW YORK,
            AS REHABILITATOR OF
            EXECUTIVE LIFE INSURANCE
            COMPANY OF NEW YORK


          By: /s/ Richard S. Karpin